FORM 6-K

	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	Report of Foreign Private Issuer


	Pursuant to Rule 13a-16 or 15d-16 of
	the Securities Exchange Act of 1934


	For the month of November 2003 (November 4, 2003)

	THE NEWS CORPORATION LIMITED
	(Name of Registrant)



	2 Holt Street, Sydney, New South Wales, 2010, Australia
           (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F   X    		Form 40-F

Indicate by check mark if the registrant is submitting the Form
6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes        			No   X

Indicate by check mark if the registrant is submitting the Form
6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes        			No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes        			No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



Annexed hereto as Exhibit A is an announcement by The News
Corporation Limited released to the Australian Stock Exchange
("ASX") on November 4, 2003.












































			SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


						THE NEWS CORPORATION LIMITED



Date:	November 4, 2003			By:	/s/ Arthur M. Siskind
							Arthur M. Siskind
							Director





			EXHIBIT INDEX



Exhibit								Page No. in Sequential
								Numbering System


A.	Announcement by The News Corporation
	Limited released to ASX on November 4, 2003.			6


































EXHIBIT A


News Corporation

N E W S  R E L E A S E
For Immediate Release 		 Contact: Andrew Butcher 212-852-7070


James Murdoch Resigns From Board Of Directors Of News
Corporation
______________________


NEW YORK, NY, November 4, 2003: News Corporation today announced that James Murdoch has resigned from the company's Board of Directors, effective immediately. Mr. Murdoch's resignation follows his appointment as Chief Executive Officer of British Sky Broadcasting plc.

The News Corporation Limited (NYSE: NWS, NWS.A; ASX: NCP, NCPDP) had total assets as of June 30, 2003 of approximately US$45 billion and total annual revenues of approximately US$17 billion. News Corporation is a diversified international media and entertainment company with operations in eight industry segments: filmed entertainment; television; cable network programming; direct broadcast satellite television; magazines and inserts; newspapers; book publishing; and other. The activities of News Corporation are conducted principally in the United States, Continental Europe, the United Kingdom, Australia, Asia and the Pacific Basin.

For more information about News Corporation, please visit www.newscorp.com.




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